Help SPOOK HOUSE Horror Film Get the Funding They Need ⟩





Jake Jarvi <jjjarvi@gmail.com>
to Eliza, Rob, Craig ▾

11:31 AM (0 minutes ago) ☆ ↩ ⋮

  

Hello, Eliza, Rob, and Craig! The day I've been waiting for is finally here!

The link below will take you to the Spook House campaign on WeFunder where you may click the link and display your interest in becoming an investor in the movie!

The campaign goes live on Tuesday morning and your early participation will go a long way in showing others that this is a project worth considering.

If you have any questions, just let me know.

Thanks so much!

-- Jake

https://wefunder.com/first.fright.llc

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



SPOOK HOUSE

▶ ▶| 🔊 0:07 / 5:14   ❚❚ CC ⚙ ⬒ ▭ ⧉ ⛶

I'm Making A Movie

1,157 views • May 8, 2022   👍 243   👎 DISLIKE   ↗ SHARE   ↓ DOWNLOAD   ✂ CLIP   ≡+ SAVE   ...

Jake Jarvi
45.2K subscribers   ANALYTICS   EDIT VIDEO

Well, look at that. An update video.
https://wefunder.com/first.fright.llc
The campaign goes live on Tuesday morning and your early participation will go a long way in
showing others that this is a project worth considering.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding.
No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy
securities will be accepted. No part of the purchase price will be received until a Form C is filed and
only through Wefunder's platform. Any indication of interest involves no obligation or commitment
of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   